EXHIBIT 21

LIST OF SUBSIDIARIES

		%
Name of Subsidiary	Jurisdiction of Organization	Ownership
Hongri International Holdings, Ltd.	British Virgin Islands	100%
Roller Rome Limited	British Virgin Islands	100%
Vast Billion Investment Limited	Hong Kong	100%
France Cock (China) Limited	Hong Kong	100%
Hongri (Fujian) Sports Goods Co., Ltd.	People’s Republic of China	100%
Anhui Kai Xin Apparel Co. Ltd.	People’s Republic of China	100%